                U.S. Securities and Exchange Commission

                        Washington, D.C. 20549

                  POST-EFFECTIVE AMENDMENT NO. 2
                                TO
                            FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         GALAXY ENTERPRISES, INC.
              (Name of Small Business Issuer in its charter)

            Nevada                                 88-0315212
(State of other jurisdiction of        (I.R.S. Employer Identification No.)
incorporation or organization)


     890 North Industrial Park Drive, Orem, Utah            84057
       (Address of principal executive offices)          (Zip Code)

     Issuer's telephone number:  (801) 227-0004

     Securities to be registered under Section 12(b) of the Act:
               Title of each class             Name of each exchange on which
                 to be registered              each class is to be registered
                         None                               None

     Securities to be registered under Section 12(g) of the Act:

                               Common Stock
                             (Title of class)

                   INFORMATION REQUIRED IN REGISTRATION
                                 STATEMENT

                                  PART I

Item 1.  Description of Business.

     (a) Business Development

          (1)  Form and year of organization

     Galaxy Enterprises, Inc. ("Issuer", "Company" or "Galaxy") was incorporated as a Nevada corporation on March 3, 1994 as Cipher Voice, Inc.
On December 4, 1996 the Issuer (then known as Cipher Voice, Inc.) acquired all of the outstanding common stock of Galaxy Mall, Inc. ("GMI") in exchange for 3,600,000 shares of the Issuer's common stock. GMI, a Wyoming corporation incorporated June 7, 1996, thus became a wholly-owned subsidiary of the Issuer. On December 16, 1996 Cipher Voice, Inc. changed its name to Galaxy Enterprises, Inc.

          (2)  Bankruptcy, receivership or similar proceedings.

     Galaxy has not been the subject of any bankruptcy, receivership or similar proceeding.

          (3) Material reclassifications, mergers, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

     Effective October 1, 1997 the Issuer, through its wholly-owned subsidiary GMI, acquired the assets and liabilities of Profit Education Systems, ("PES"), a Wyoming corporation organized April 26, 1993. The Issuer previously had used the services of PES as a marketer of the Issuer's services and as a provider and conductor of the Issuer's Internet education seminars. As part of the PES acquisition, the Issuer acquired PES's marketing strategies and products, employees and assets.

     Also effective October 1, 1997 the Issuer, again through GMI, acquired the assets and liabilities of CO-OP Business Services, Inc., ("CO-OP"), a Utah corporation organized August 31, 1989. CO-OP previously had provided GMI with customer support, electronic storefront programming, and merchant and client interface programs for GMI's storefronts on the Galaxy Mall. As part of the transaction, the Issuer agreed to assume all of CO-OP payables and liabilities, and assumed future payment of certain existing equipment and other leases. CO-OP agreed to transfer to GMI its assets including computers, office equipment, customer service systems and procedures, and inventory.

     (b) Business of Issuer

          (1)  Principal products or services and their markets

     The Issuer was originally organized to engage in the research and development, production and marketing of equipment related to computer hardware security, known as a digital voice encryption-decryption electronic device. The business was not successful, the Issuer having expended its available capital without completing research and development necessary to produce the computer hardware desired.

     Since the acquisition of Galaxy Mall, Inc., the Issuer has been engaged in the business of selling to its customers electronic home pages, or "storefronts", on its Galaxy Mall, an Internet shopping mall, and hosts those storefront sites on its Internet server. The customer thus acquires a presence on the Internet to advertise its products or services. Storefronts designed by or for the customers are then programmed by the Issuer for display
on the Mall.   The Galaxy Mall is located at http://www.galaxymall.com.

     The Issuer contracts with consultants and independent contractors, or creates and produces in-house, various products which it markets. Such products include the following:
          Commercial Web Sites/Web Hosting: The Company programs commercial web sites with the most current and up to date types of Internet programming, such as HTML, JavaScript, and Perl. Each site programmed for its customer/merchants has available on-line ordering capabilities. All orders processed on-line are supported by encrypted security, which provides merchants and their customers confidence in the safety of ordering products and services on-line. Galaxy either hosts the sites on its own infrastructure (servers), or provides virtual hosting, which give the customer/merchant's site the appearance of having its own web pages hosted by such customer/merchant.
          Auto-responders: Galaxy sets up e-mail based services for its merchants that send back to the individual requesting information an instant reply, then forwards the original message to the owner of the auto-responder. Similar to fax-on-demand, auto-responders are a powerful marketing tool for merchants offering products or services. A merchant can write advertising copy for its product and when someone inquires to the merchant's e-mail address, the ad copy immediately is sent to the potential customer.
          Tracking Software: The Company provides software for a merchant's web site which tracks the volume of traffic to that web site. It also provides the merchant with information concerning the derivation of its potential customer and such person's referring universal resource locator. This enables the merchant to track its marketing efforts to determine if its potential customer found the merchant through the merchant's Internet advertisements or its listings in search directories.
          Internet Classified Advertisements: Galaxy sells 200 word classified ads on its classified ad network. Each classified ad runs on the network for 90 days. This network is comprised of thousands of listings.
          Merchant Accounts: Galaxy sells merchant accounts combined with software which allows the customer to have real time on-line processing for credit cards and checks.
          Banner Course/Banner License: The Banner Course consists of over 200 pages and 10 audio cassettes of instruction. Banners are the equivalent of billboards. They are graphical images placed throughout the Internet advertising specific web pages. Internet users simply click on the image and they are taken immediately to the site the image is advertising. The purpose of this course is to help merchants better understand how banner advertising works on the Internet. It helps them benefit their own Internet business by learning how to properly use banner advertising to promote their Internet site. The banner license, which is sold in conjunction with the course, allows the customer to put banners on multiple sites within the Galaxy Mall, as well as benefit from ongoing discounts for future impression and banner purchases.
          Banner/Impressions: Galaxy designs and programs banners for its customers. These banners are then advertised on Galaxy's network of over 20,000 Internet sites. The number of banner impressions is determined by the number of times the banner advertisement is uploaded, or displayed, on one of Galaxy's Internet sites. Galaxy's customer purchases a number of impressions based upon its specific marketing and advertising needs.
          Executive Mentor Program: Galaxy's mentoring program is a one-year program in which a select number of Galaxy's customers become involved. This program provides a personal coach to the customer who works with the customer one-on-one to help the customer build its business on the Internet.

          (2)  Distribution methods of the products or services

     The Issuer attracts its customers through Internet marketing workshops presented periodically. The Issuer rents on a daily basis hotel conference rooms from time to time in various cities throughout the United States and Canada in which it hosts its preview sessions and Internet training workshops. The Issuer uses an informational seminar representing a 90-minute preview of the Galaxy Mall and the Internet. Preview attendees are then invited to attend a one day workshop at which the Issuer provides an intensive training course on Internet and e-mail use, news groups, auto-responders, classified ads, and search engines used to market their products and services on the Galaxy Mall. Interested attendees are then offered the opportunity to acquire a "storefront" presence on the Galaxy Mall to market their products and services. As a customer of the Issuer, the customer acquires a website hosted by Galaxy Mall created and maintained by the Issuer for which it charges the customer a fee.

     The Issuer advertises its preview sessions and workshops in direct mail solicitations targeted to certain potential customers meeting certain demographic criteria established by the Issuer, which solicitations are mailed to persons and small businesses located in cities scheduled to be visited by the Issuer's workshop personnel. Mailing lists approximating the demographics
established by the Issuer are obtained from list brokers.   Announcements of
upcoming preview sessions and workshops also appear in newspaper advertisements in scheduled cities.

     The Issuer uses a telemarketing company to advertise and/or market Galaxy products and services, including advertising preview sessions and workshops at selected locations.

          (3)  Status of any publicly announced new product or service

     On May 27, 1998 Galaxy announced the introduction of a new product known as BannerSource. BannerSource is a means by which merchants with storefronts on the Internet can increase traffic to their sites by using banner advertising on the World Wide Web. The Galaxy BannerSource network currently markets in excess of one million banner impressions daily to businesses doing commerce on the Internet. (www.bannersource.com).

     On December 1, 1998 Galaxy announced the completion of successful testing of a new search engine developed by the Company called MatchSite. This search engine allows Internet users to browse the Web and find sites of interest. When a Web user types in a search request, MatchSite sends the query to several different resources, including the leading major search engines. The responses are then returned to the user organized into a uniform format and ranked by relevance. (www.matchsite.com).

          (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition

     Prior to the creation of GMI, and while associated with PES, certain of Galaxy's principals were instrumental in creating in 1995 what is now know as the Internet marketing workshop industry. To the knowledge of Galaxy there were no other businesses engaged in the Internet marketing workshop industry at that time. Also to the knowledge of Galaxy it enjoys a strong competitive position in the industry. According to the December, 1998 edition of Internet World, Galaxy is considered "one of the large general malls".

     Galaxy is aware of several companies previously active in the Internet marketing workshop industry that no longer are connected with the industry. Galaxy is aware of only three companies currently in the industry with which it competes, and to the knowledge of Galaxy, only one of such competitors has been engaged in the industry as long as has Galaxy.

     Anticipated and expected technological advances associated with the Internet itself, increasing use of the Internet, and new software products, are welcome advancements expected to attract more interest in the Internet and broaden its potential as a viable marketplace and industry. Galaxy anticipates it can compete successfully, building on its three-year head start in its segments of the industry by relying on its infrastructure, existing marketing strategies and techniques, systems and procedures, and by adding additional products and services in future and by periodic revision of such methods of doing business as deemed necessary.

          (5) Sources and availability of raw materials and the names of principal suppliers

     Galaxy does not rely on any raw materials for its business operation.

          (6)  Dependence on one or a few major customers

     The Issuer does not rely nor is it dependent on one or a few major customers.

          (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration

     Galaxy claims no patents, trademarks, licenses, franchises, concessions or royalty agreements. It has no labor contracts.

          (8) Need for any government approval of principal products or services

     The Issuer does not require any government approval for its business operation.

          (9) Effect of existing or probable governmental regulations on the business

     The Issuer is unaware of any existing or probable governmental regulations of its business as presently conducted. Currently sales on the Internet are not taxed. Whether or when governmental agencies impose sales taxes on Internet sales, it is expected they will be passed on to the consumer as in traditional marketing and sales.

          (10) Estimate of amount spent during each of the last two fiscal years on research and development activities, and the cost thereof borne directly by customers

     During the last two fiscal years Galaxy has engaged in extensive research and development activities, developing the various products and services described above. Galaxy also has developed the following:
          (a) An on-line order processing system allowing its customers to have real time verification and processing of all their orders.
          (b) A "shopping cart" system allowing unlimited products to be added to an on-line order. It calculates the product price totals and adds shipping, handing and other applicable charges.
          (c) Specialized "bridges" allowing faster access to on-line processing of credit cards by credit card processors.
          (d) A "window shopping" feature allowing users to surf through random storefronts with greater ease.
          (e) Automated auto-responder software allowing a Galaxy customer to log in to make changes to the customer's auto-responder, rather than relying on Galaxy's programmers to make such changes manually.
          (f)  A database driven merchant registration service allowing
Galaxy to monitor and keep secure its "Merchants Only" section of the Galaxy
Mall.
          (g) Integrated directory database and billing database, providing Galaxy with faster and easier billing of its customers.
          (h) New banner exchange software and search engine software allowing Galaxy to sell advertising space based upon the impressions each site generates. The banner exchange is located at bannersource.com and the search engine is located at matchsite.com.

     The Issuer estimates that it spent approximately $150,000 during 1997 and $250,000 during 1998 on such research and development activities. In addition, the Issuer spent during such time in excess of $100,000 in marketing research, development and market testing to introduce its products and services to the Canadian market.

          (11) Costs and effects of compliance with environmental laws (federal, state and local)

     Galaxy's business operations are not regulated by environmental laws and regulations.

          (12)  Number of total employees and number of full time employees

     Galaxy has 84 employees, 55 of whom work full time. Of the total employees, three are executive personnel, 35 are technical personnel, and 24 are in marketing and sales and 22 were administrative, accounting, information systems, and clerical personnel.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

     Management's Discussion and Analysis of Financial Condition and Results of Operation


Revenues. Galaxy sales for the calendar year ending December 31, 1998 were $11,448,392 as compared to $2,495,096 for the twelve months ending December 31, 1997. This increase was due in part to the purchase by the Company of the assets and business interests of PES and CO-OP. Both companies were acquired on October 1, 1997 and, therefor, the revenues from them were included in 1998 for the full year, but in 1997 for only the fourth quarter. The Company does not break down sales for the business acquired from PES and CO-OP, and consequently the Company cannot give meaningful comparisons of the revenue attributable to the fourth quarter of each year.

Cost of Services/Products Sold. Cost of sales during 1998 was $5,105,614 which is equal to 44.6% of revenues. Cost of sales during 1997 totaled $1,056,579, which is equal to 42.3% of revenues. This increase in the cost of sales as a percentage of revenues is primarily due to the increase in telemarketing sales which have lower margins. Cost of sales is made up of the cost of tangible products sold, the cost to conduct Internet training workshops, the cost to program customer storefronts and contract and telemarketing services. Cost of sales does not include any depreciation.

Selling, General and Administrative Expenses. Selling, General and Administrative Expenses plus depreciation were equal to $6,244,453 in 1998 compared to $1,167,880 in 1997. The increase in these expenses as a percentage of sales is attributable to increases in royalty payments, legal expenses, telephone expenses and rent for larger quarters, as well as postage and mailing expenses to solicit persons to attend the Company's preview sessions and workshops that are disproportionately higher than the increase in revenues. The Company anticipates that such expenses, as a percentage of sales, will stay the same because the Company had a significant moving expense in 1998 which will not occur in 1999 and mailing costs are anticipated to stay substantially the same.

Amortization. During 1998 amortization of Goodwill and Deferred Charges was $80,175 compared to $36,826 in 1997. Total Goodwill at the end of 1998 was $794,753 and Deferred Charges were $67,127 (net of the amortization). The Goodwill arose through the purchase by GMI of PES and CO-OP. The Company believes the combination of the three companies will reduce costs and provide the Company with greater control over its business activities.

Non-Recurring Expenses. An expense item in the income statement for the fiscal year 1997 called "Merger Expenses" was a one time, nonrecurring charge relative to an investment in Books Now, Inc. ("Books Now"). The Company entered into an agreement to purchase Books Now in a stock for stock exchange and to provide working capital for the implementation of its business plan. Pursuant to the purchase agreement, $108,000 was advanced to Books Now. A settlement was negotiated and the companies signed a mutual release of claims against each other. The advance was written off the financial records of the Company.

Income Taxes. Income tax benefit for 1998 was $15,951. The net benefit arose as a result of tax refunds from prior years and a reversal of a prior year over-accrual, offset by the current year income tax liability.

Net Income/Loss. The Company reported Net Income of $35,375 for the calendar year ending December 31, 1998 as compared to Net Income of $87,328 for the
twelve-month period ending December 31, 1997.   On a per share basis this
amounted to a profit of $.0067 per share in 1998 as compared to a profit of $.02 per share in 1997.

Capital Resources
-----------------

New Investments. Since the end of fiscal year 1998 the Company (i) sold a $500,000 convertible note to the Augustine Fund through Augustine Capital Management, an institutional investor based in Chicago, Illinois, and (ii) entered into an agreement with Invest Linc Capital Corp. ("Invest Linc") whereby Invest Linc, through certain related funds, will invest up to $1,000,000 in exchange for equity in the Company. During January and February, 1999, The Augustine Fund converted the note into 169,189 shares of the Company's common stock at a weighted average price of $2.96 per share. Invest Linc has invested a total of $1,000,000 in exchange for 250,000 shares of the Company's common stock and a two-year stock purchase warrant for purchase of up to 250,000 shares at $2.84 per share. This capital infusion has significantly improved the Company's liquidity and its ability to meet ongoing working capital needs.

Cash. Cash on hand at December 31, 1998 totaled $24,718 as compared to $113,144 at the end of 1997. Total current assets were $268,292 and $202,042, respectively.

Accounts Payable. Accounts payable at December 31, 1998 were $651,473. There was also a bank overdraft of $179,301 bringing the total payable to $830,774 as compared to $738,004 at the end of 1997. Some of the proceeds of the sale of the convertible note were used to retire the overdraft. Total current liabilities at December 31, 1998 were $1,068,270 compared to $1,052,555 at December 31, 1997.

Equipment and Property. Equipment increased during 1998 from $121,702, to $171,868 net of depreciation of $6,592 in 1997 and $59,773 in 1998. This was due to the need for additional computer and other equipment to conduct the Company' s business. Additional capital equipment purchases will be necessary as the company grows. The Company also leases equipment. Leasing allows the Company the use of equipment without the need to disburse cash at the time of acquisition. As of December 31, 1998 future aggregate minimum obligations under leases for the year 1999 were $141,027. This includes both the corporate offices and equipment leases.

Stockholders' Equity. Total Stockholders' Equity increased to $256,285 during 1998 from $207,160 at December 31, 1997, an increase of $49,125. This resulted from net income together with the sale of 10,000 shares of stock to a member of the board of directors for $13,750.

Liquidity.
----------

Ratios. At December 31, 1998 the Company's current ratio, current assets compared to current liabilities, was a negative 4 to 1 compared to a negative
5.2 to 1 as of December 31, 1997. This out-of-balance situation is being corrected by projected profitable operations and through the sale of Company stock.

Financing Arrangements. The Issuer has worked out extended payment plans with hotels and other vendors and is meeting its commitments to them under such plans. On July 30, 1998 the Company was able to arrange a bank line of credit for $100,000 with Far West Bank of Provo, Utah. This line is intended to assist the Company through seasonal slow periods it experiences. From July 15 through Labor Day and again from Thanksgiving Day until January 15 of the following year, the Issuer's business is slower than at other times during the year. This is the result of fewer attendees at the Company's Internet training seminars during these traditional vacation and holiday periods.

Cash Flows. Current cash flow from operations plus cash from the sale of Company stock will allow the Company to meet its current obligations. The Company has worked with two financial consultants to raise equity, e.g., Bridgewater Capital Corporation and Invest Linc Capital Corporation. Through these sources $1,500,000 in equity financing were obtained by the Company in February and March, 1999. A finder's fee of $50,000 was paid to Bridgewater Capital Corporation, for net proceeds to the Company of $1,450,000. (See under caption New Investments, above). This cash inflow enabled the Company to begin implementing its strategic plan for future growth, but it will not be sufficient to fund the entire business plan. Thus it will be necessary for the Issuer to obtain long-term financing from commercial banks or other financial institutions or seek additional equity funding to meets its long term growth goals. The Company anticipates it will sell additional stock through either private or registered public offerings during 1999, and will continue its efforts to improve its financial condition in order to qualify for long-term loans from commercial banking institutions.

Business Development.
---------------------

     In October, 1997 the Company embarked on a campaign to increase sales by telemarketing to its customers and other interested parties. Independent firms under contract to the Company provided the telemarketing services. The program was successful and sales during fiscal year 1998 from telemarketing efforts were $4,338,663 compared to $74,320 for the fourth quarter 1997. After the end of fiscal year 1998 the Company signed a letter of intent to acquire Impact Media L.L.C. ("Impact"). Impact is a product development company and produces products that can be sold to the Company's customers. The Company estimates that one-half of these additional sales will occur via telemarketing. With the acquisition of Impact, the Company believes it will be able to significantly increase sales.

Year 2000 Compliance
--------------------

     In general, the Year 2000 issue related to computers and other systems being unable to distinguish between the years 1900 and 2000 because they use two digits, rather than four, to define the applicable year. Systems that fail to properly recognize such information likely will generate erroneous data or cause a system to fail possibly resulting in a disruption of operations. The Company's products and services to incorporate such date coding so the Company's efforts to address the Year 2000 issue fall in the following three areas: (i) the Company's information technology ("IT") systems; (ii) the Company's non-IT systems (i.e., machinery, equipment and devices which utilize technology which is "Built in" such as embedded microcontrollers); and (iii) third-party suppliers. Management has initiated a program to prepare for compliance in these three areas and expects such program to be implemented and completed by June 1999. Costs will be expensed as incurred and currently are not expected to be material.

     The Company believes its current IT systems, with a few exceptions which are being addressed are year 2000 compliant. The Company is currently conducting an inventory of non-IT systems which may have inadequate date coding and will commence efforts to remedy any non-compliant systems by the end of the first quarter 1999. Third party suppliers and customers present a different problem in that the Company cannot control the efforts of such third parties. The Company has requested confirmations from third party suppliers that they are year 2000 compliant to avoid disruptions of services and supplies. However, any failure on the part of such companies with whom the Company transacts business to be year 2000 compliant on a timely basis may adversely affect the operations of the Company.

     The foregoing statements are based upon management's current assumptions.

Item 3.  Description of Property.

          (a)  Principal property

     The Issuer's principal office is located at 890 North Industrial Park Drive, Orem, Utah 84057. The property is an unfurnished two-story office building having approximately 8,000 square feet, and includes landscaping and a paved parking area adequate for employee and customer vehicle parking. The property is leased from an unaffiliated third party for a period of three years for an annual rental of $72,000, payable monthly in the amount of
$6,000.   The Issuer maintains tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Issuer.

     Galaxy rents on a daily basis hotel conference rooms and facilities from time to time in various cities throughout the United States and Canada at which it hosts its preview session and Internet training workshops.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following percentages are based on 5,711,544 shares outstanding as of June 21, 1999.

          (a)  Security ownership of certain beneficial owners
------------------------------------------------------------------------------
       (1)               (2)                (3)               (4)
   Title of Class  Name and Address of  Amount and Nature of  Percent of Class
                     Beneficial Owner   Beneficial Owner

Common Stock    Sue Ann Cochran              302,000(1)             5.2
                102 South Aspen Drive
                Mapleton, Utah 84057

          (b)  Security ownership of management
------------------------------------------------------------------------------
       (1)               (2)             (3)             (4)
   Title of Class Name and Address of Amount and Nature of Percent of Class(3)
                    Beneficial Owner  Beneficial Owner (2)

Common stock    John J. Poelman            1,020,213(4)           17.8
                4009 N. Quail Run Drive
                Provo, Utah 84604

Common stock    Brandon B. Lewis              41,000(5)              .7
                2952 W. 1060 North
                Provo, Utah 84601

                Frank C. Heyman               30,000(5)              .5
                8468 Jardim Way
                Sandy, Utah 84093

                Darral G. Clarke              10,000(6)              .2
                4102 N. Quail Run Drive
                Provo, Utah 84604

                Billie Ray Anderson           11,500                 .2
                300 Plaza Alicante #800
                Garden Grove, California 92804

                All officers and directors 1,112,713(7)            19.5
                as a group(5 persons)

---------------------------------------------------------------
(1)  Includes 2,000 shares held by husband.
(2) Includes both voting and dispositive control. Where applicable, amounts shown include shares subject to presently exercisable options.
(3) The percentage shown for each beneficial owner is calculated based upon the outstanding common stock including shares subject to presently exercisable options held by such beneficial owner which are deemed to be outstanding.
(4) Includes 40,000 shares subject to presently exercisable options. Does not include 300 shares owned by an adult child of Mr. Poelman who resides with him, and as to such shares Mr. Poelman disclaims any beneficial interest.
(5)  Includes 30,000 shares subject to presently exercisable options.
(6)  Includes 10,000 shares subject to presently exercisable options.
(7)  Includes 110,000 shares subject to presently exercisable options.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

          (a)  Directors and Executive Officers

     John J. Poelman, age 55. Mr. Poelman is the President, Chief Executive Officer and a Director of Galaxy. He has served as a Director of the Issuer since December, 1996. His present term as a Director will expire at Galaxy's annual meeting of shareholders to be held in 1999. His past business experience includes seventeen years with AM International, Inc. where he served as director of manpower development and training, Chief Operating Officer for Newcastle Financial Corporation, a regional company specializing in estate and financial planning for the very wealthy. From April, 1993 until October 1, 1997 Mr. Poelman was the president and chief executive officer of Profit Education Systems. From December, 1996 until the present he has been the president and chief executive officer of Galaxy Enterprises, Inc.

     Brandon B. Lewis, age 27. Mr. Lewis the Executive Vice President, Chief Operating Officer and a Director of the Issuer, having served as a Director since September, 1997. His term as a Director will expire at Galaxy's annual
meeting of shareholders to be held in 1999.   He is a graduate of Brigham
Young University with a B.S. degree in English. His past business experience includes employment from May 1992 to August, 1994 as Collection Manager for Co-Op Communications, Inc., a company specializing in "dial-one long distance". From August, 1994 to September, 1997 he was employed as Vice President of Marketing and Director of Sales for Profit Education Systems, Inc. From October, 1997 to the present he has been employed by the Issuer in the above described positions. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Frank C. Heyman, age 61. Mr. Heyman is a Vice President, the Secretary, Treasurer and Chief Financial Officer and a Director of Galaxy. He is a graduate of the University of Utah with a B.S. degree in accounting. Prior to 1992 Mr. Heyman served for twelve years as Chief Financial Officer for Scan-Tron Corporation, a manufacturer of optical mark reading equipment used in test scoring by the educational community, followed by employment for five years as Vice President and Chief Financial Officer of GC Industries, Inc., a manufacturer of calibration systems for toxic gas monitors. From June, 1992 to May, 1996 he served as Financial Vice President and Chief Financial Officer and a Director of NYB Corporation, a manufacturer of women's sports clothing. From June, 1996 to April, 1997 he was employed as Controller of Provider Solutions, Inc., a business consulting firm. Since July, 1997 he has been employed by Galaxy. Mr. Heyman became a member of Issuer's Board of Directors on July 15, 1997. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Darral G. Clarke, age 58. Mr. Clarke, a Director of the company, obtained his A.B. from the University of Utah, M.S. from Ohio State University and a Ph.D. from Purdue University. During the periods 1972 to 1976 and from 1981 to 1986, Mr. Clarke was a faculty professor at Harvard University's School of Business, and has served as a visiting professor at the University
of Chicago.   From 1986 to the present, he has been the G. Dennis O'Brien
Professor of Management at Brigham Young University, and served as the Director of its MBA program during 1990-1992. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     B. Ray Anderson, age 65. Mr. Anderson is a Director of the Company. He obtained his B.S. degree from Brigham Young University and his J.D. from George Washington University School of Law. From 1988 to 1992 he was the president of Fenton Enterprises, a confections manufacturer. From March, 1992 to the present, he served as general counsel to Western Dental Services, Inc., a dental health maintenance organization. He is currently engaged in the private practice of law. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Galaxy has no material employment agreements with management or any key employee.

Item 6.  Executive Compensation.

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
                                 Other  Rest- Under- LTIP  Other
Name and                         Annual rictedlying  Pay- Comp-
Principal           Salary Bonus Compen-Stock Optionsouts ensat'n
Postition  Year       ($)   ($) sation$(1)Award /SAR#($)   ($)(2)
-----------------------------------------------------------------
John Jay
Poelman, 1998         75,000 0     0     0   200,000  0   3,638
Chairman,1997          0     0     0     0      0     0   3,638
President1996          0     0     0     0      0     0   0
CEO


No other officer of the Company received total salary and bonus of $100,000 or more.
(1) The Company provides health, dental and other perquisites to each of its officers but they do not exceed the lesser of $50,000 or 10% of the officer's total annual salary and bonus.
(2) Included are amounts contributed by the Company for life insurance premiums.

       Stock Option Plan.
       ------------------

     1997 Stock Option Plan. The 1997 Stock Option Plan (the "Plan") authorizes the grant of incentive and nonqualified stock options to officers, directors, key employees, consultants and advisers. The 1997 Plan covers a maximum of 1,000,000 shares of the Company's common stock, subject to adjustment. Options issued under the Plan may have an exercise price at the fair market value on the date of grant and a term of not more than 10 years. Options are generally not transferable and are exercisable in accordance with vesting schedule established by the Compensation Committee of the Board of Directors administering the Plan.

     On March 23, 1998 the Company issued pursuant to such Plan stock options to certain Directors. Mr. Poelman was issued 200,000 stock options, and Mr. Lewis and Mr. Heyman each were issued 150,000 stock options. (See under the caption "Recent Sales of Unregistered Securities", Part II, Item 4 of this Registration Statement). During 1998 the Company granted a total of 908,250 options under the Plans. On April 23, 1999 there were 832,250 shares subject to options outstanding and 167,760 shares available for further issuance. The difference between the options granted and currently outstanding is represented by 76,000 options forfeited by employees having terminated their employment.

                Option Grants in Last Fiscal Year

     The following table sets forth a summary of certain stock options granted to certain of the Company's named officers during 1998.

                        Individual Grants

(a)              (b)             (c)             (d)             (e)
               No. of        % of 908,250
               Options       Options granted   Exercise Price   Expiration
Name           Granted        to Employees       Per Share         Date

John J. Poelman 200,000           22              $0.83          3/22/08

                 Option Exercises During 1998 and
                    1998 Year-End Value Table

     The following table sets forth certain information regarding the exercise and value of stock options held by the named officers during the 1998.

Aggregated Option Exercises in 1998 and 1998 Year-End Value Table

(a)             (b)              (c)              (d)             (e)
                                                          Value of unexercised
                                       # of unexercised   In-The Money Options
                                       Options at Fiscal   at Fiscal year-end
         Shares Acquired      Value    year-end exercisable/  exercisable/
Name       on exercise      realized      unexercisable       unexercisable

John J.
Poelman       -0-             -0-        40,000/160,000    $126,800/$507,200
---------------------
     On August 10, 1998 the Issuer granted to Messrs. Clarke and Anderson 10,000 stock options each. (See under the caption "Recent Sales of Unregistered Securities", Part II, Item 4 of this Registration Statement). Mr. Anderson since has exercised his option at a price of $1.375 per share.

Item 7.  Certain Relationships and Related Transactions.

     (a)  Transactions during the last two years involving:

               (1)  Any Director or Executive Officer of Galaxy:

     On December 4, 1996 the Issuer issued 3,600,000 shares of its common stock for all the issued and outstanding shares of Galaxy Mall, Inc., a Wyoming corporation. Galaxy Mall, Inc. ("GMI") thus became a wholly-owned subsidiary of the Issuer. As a result of that transaction, the following officers and/or directors of the Issuer acquired shares of the Issuer in the following amounts:

     Name of Director                         Number of
     or Executive Officer                    Shares Issued

     Brandon B. Lewis                            8,000

     John J. Poelman                           980,213

     C. Parker Garlitz*                        273,126
______________________
* C. Parker Garlitz served as President of the Company from December, 1996 to November, 1997 and as a Director from December, 1996 to June 17, 1998.

     On August 1, 1996 GMI entered into an exclusive marketing agreement with Profit Education Systems, Inc. ("PES"), a Wyoming corporation, whereby PES agreed to provide marketing services for GMI in return for 90% of the gross receipts from all GMI Internet training events. Such marketing services included the creation of sales and marketing materials and the conducting of Internet workshops for GMI.

     Effective October 1, 1997 GMI purchased all the assets and business interests of PES and agreed to assume all its liabilities. GMI assumed approximately $1,017,000 of outstanding payables of PES, and acquired assets consisting of approximately $224,000 which included pre-paid marketing costs, computers and miscellaneous office equipment, merchant account deposits, and
other miscellaneous inventory.   GMI also acquired PES employees and obtained
all PES created marketing programs and materials. The exclusive PES marketing agreement was canceled, and all GMI marketing and workshop functions were assumed by GMI. The effective consideration paid by GMI to PES was $793,393. John J. Poelman, President, Chief Executive Officer and a Director of the Issuer, was a 50% stockholder of PES. The Valuation of assets acquired by GMI from PES in this transaction was based on fair market value on October 1, 1997 as determined by Mr. Frank Heyman, the Treasurer of the Company. Cash and receivables were valued at actual value and other assets were valued at estimated fair value.

     In addition to its direct sales efforts, the Issuer utilizes the services of American Marketing Systems, Inc. ("AMS"), a Nevada corporation. AMS provides telemarketing services to its various clients, including Galaxy. It sells coaching (mentoring) services to Galaxy Mall merchants, and coaching services and Galaxy products to prospects who have not previously purchased Galaxy products. During the year ended December 31, 1998 and 1997 Galaxy paid
AMS $1,441,800 and $220,237, respectively.   John J. Poelman, President, Chief
Executive Officer and a Director of the Issuer is a 30% shareholder of AMS.

      Galaxy utilizes the services of Electronic Commerce International, Inc. ("ECI"), a Utah corporation, which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Galaxy merchants' storefront leases and also wholesales software to Galaxy used for on-line processing of credit card transactions. For the year ended December 31, 1998 Galaxy paid ECI $306,400 for credit card processing software in lease processing fees. The Company also has receivable from ECI for leases in process at December 31, 1998 of $38,910. John J. Poelman, President, Chief Executive Officer and a Director of the Issuer is the sole stockholder of ECI.

               (2)  Transactions with others:

     Effective October 1, 1997 GMI acquired all the assets and assumed all the liabilities of CO-OP Business Services, Inc., a Utah corporation "(CO-
OP").   Commencing August 1, 1996 CO-OP became the exclusive customer service and computer programming provider to GMI customers and clients, and storefront merchants on The Galaxy Mall. At October 1, 1997 CO-OP had liabilities of approximately $135,000 which GMI assumed in exchange for CO-OP assets consisting of computers, office equipment and miscellaneous inventory having a value of approximately $61,000. The prior agreement of August 1, 1996 was terminated and GMI assumed all customer service and programming functions for merchants and clients of GMI and/or The Galaxy Mall. Vicki B. Poelman was the sole stockholder of CO-OP. She is the wife of John Jay Poelman, Company President, CEO and Director. The valuation of assets acquired by GMI from CO-OP in this transaction was based on fair market value on October 1, 1997 as determined by Mr. Frank Heyman, the Treasurer of the Company. Cash was valued at actual value, and other assets were valued at estimated fair value.

     Also effective October 1, 1997 Galaxy entered into a nonexclusive three year consulting and marketing agreement with Gary Cochran ("Cochran"), the husband of Sue Ann Cochran who owns in excess of 5% of the Issuer's outstanding stock. Such consulting and marketing agreement requires Mr. Cochran to provide services to improve existing marketing programs of Galaxy, assist in developing brochures, advertisements and other marketing materials, training potential sales personnel and evaluating future business products, opportunities or strategies. Compensation payable to Mr. Cochran is $60,000 per year commencing January 1, 1998, and increasing 10% per year commencing the second year and subsequent years. The agreement is automatically renewable unless terminated prior thereto by consent of the parties. The Issuer further agrees to pay Cochran royalties in various amounts on its sales of Cochran created training and Internet educational materials. Payments to Cochran under this agreement totaled $63,000 in 1998.

     Effective May 1, 1998 Galaxy entered into a royalty and consulting agreement with Cochran in which Galaxy agrees to pay Cochran a royalty on Galaxy's sales of training manuals, audio tape presentations and related educational items on marketing techniques for the Internet user created by Cochran. Such items are designed to explain Internet banner advertising and are used by Galaxy to promote sales of its banner impressions, BannerWeb License, and BannerWeb Network. The term of the agreement is for three years, and is renewable yearly thereafter provided Galaxy continues to use or distribute such Cochran created materials. The agreement can be canceled at any time upon consent of both parties. During 1998 the Company paid Cochran $60,500 pursuant to this agreement.

     During the years ended December 31, 1996 and 1997, PES paid a total of $196,815 to Sue Ann Cochran, who owns in excess of 5% of the Issuer's outstanding securities. Such payments were for marketing and consulting services provided by her to the Company. During the year ended December 31, 1998 the Company paid her $46,586.64 for similar services. (See under caption "Security Ownership of Certain Beneficial Owners and Management", Part I, Item 4 of this Registration Statement.

     Estimated combined payments during 1999 to Sue Ann and Gary Cochran under existing agreements will be approximately $171,000.

     The Company has no policy prohibiting it from entering into future transactions with control persons or related parties.

Item 8.  Description of Securities.

     The Issuer is authorized to issue 25,000,000 shares of common stock of $.007 par value per share, of which 5,700,841 shares were outstanding as of April 23, 1999. Each share is entitled to one vote on all matters on which shareholders are entitled to vote. Cumulative voting is not allowed. Holders of common stock share ratably in all dividends declared by the Issuer's board of directors out of funds legally available therefore, and share ratably in company assets available for distribution upon liquidation, dissolution or winding up of the company. Fully-paid shares are not liable to further calls or assessments, and holders of common stock are not liable for any liabilities of the company. The common stock has no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions.


                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

          (a)  Market information.

     The Issuer's common stock is traded over-the-counter on the OTC Bulletin Board, stock symbol GLXY.

     The price range of high and low bid for the Issuer's common stock for the periods shown is set forth below:

          Period                        High      Low
     January 1, 1999-March 31, 1999     $6.50   $2.75
     October 1 - December 31, 1998       6.815    .5625
     July 1 - September 30, 1998         2.375    .6875
     April 1 - June 30, 1998             2.125    .75
     January 1 - March 31, 1998          2.50     .75
     October 1 - December 31, 1997       3.00    1.375
     July 1 - September 30, 1997         3.875   1.50
     April 1 - June 30, 1997             5.25    3.00
     January 6 - March 31, 1997          6.00    2.50
     January 1 - January 5, 1997      Stock not traded - no quote available
     October 1 - December 31, 1996     "      "       "        "   "    "
     July 1 - September 30, 1996       "      "       "        "   "    "
     May 7 - June 30, 1996             "      "       "        "   "    "
     April 1 - May 6, 1996                .01     .01
     January 1 - March 31, 1996           .016    .01

     The source of the above market information has been obtained from Stock Cite, found on the Internet at http://www.stockcite.com. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

          (b)  Stockholders.

     As of June 21, 1999 there were approximately 148 shareholders of record of Galaxy common stock.

          (c)  Dividends.

     The Issuer has never declared a cash dividend.

     Article VIII, Section 2(e) of the Issuer's articles of incorporation authorizes the Board of Directors to determine whether any, and if so, what part, of the Issuer's earned surplus shall be paid in dividends to shareholders.

     Nevada Revised Statutes Section 78.288 limits the Issuer's ability to pay dividends on its common stock if any such dividend would render the company insolvent.

Item 2.  Legal Proceedings.

     On May 14, 1998 the Issuer initiated legal action against a competitor, certain of its officers and employees, and others, in the Third Judicial District Court of Salt Lake County, State of Utah in a proceeding entitled Galaxy Enterprises, Inc. vs. Cyberworks Institute, Inc., The Commercium, Inc., Scott Alexander, Marek Shon, Curtis Matsko, Adam Maher, and John Does I through XX, case number 980904883. In this action, the Issuer asserts claims of breach of contract, misappropriation of trade secrets, common law unfair competition, interference with contract and economic advantage, breach of duty of good faith and fair dealing, breach of fiduciary duty and common law duty of loyalty, and conspiracy for which the Company seeks a minimum of $3,000,000. The case is still in the discovery stage and no trial date has yet been scheduled.

     On June 18, 1998 the Commonwealth of Kentucky filed an action against Galaxy Mall, Inc., a wholly-owned subsidiary of the Issuer, in a proceeding filed in the Fayette County Circuit Court entitled Commonwealth of Kentucky, ex rel. A.B. Chandler III, Attorney General, vs. Galaxy Mall, Inc., civil action number 98CI2257. The action alleges Galaxy Mall, Inc. offered for sale in Kentucky business opportunities without first registering with the Attorney General or posting a surety bond as required by Kentucky law. The suit seeks to enjoin Galaxy Mall, Inc. from further sales unless first registered, $2,000 civil penalty, and cancellation of any contracts made in Kentucky and return of funds to Kentucky purchasers. Galaxy Mall, Inc. has denied all allegations. On December 15, 1998 an Order of Dismissal was entered based on Galaxy agreeing to advise the Kentucky Attorney General's office of any complaints from Galaxy customers in Kentucky for a period of twelve months from the date of entry of the Order of Dismissal.

     In December, 1998 the Issuer and Galaxy Mall, Inc. were served as defendants in a purported class action filed in the Superior Court of Orange County, State of California, in a case entitled Pamela Chang, vs. Busting Out, Inc., De'Nae Walker, New Body, Inc., Steven Olschwanger, Natural Curves LLC, New Woman, Ltd, Galaxy Enterprises, Inc., Galaxy Mall, Inc., The Barnstead Trust, East Bay Products, LLC, Rick Raynford, et al., in which the plaintiff claims to have been damaged in that she was offered the opportunity to purchase a certain product from various web sites on the Internet operated by defendants. Plaintiff alleges the product was offered for sale through unfair, deceptive, untrue or misleading advertising intended to result in the sale of the product, in violation of applicable California law. Plaintiff seeks to enjoin the use of such alleged deceptive practices, an accounting of all money received and all profits acquired as a result of such practices, an order of restitution to all persons of funds acquired by such alleged practices, a distribution of any moneys recovered, unspecified actual damages, unspecified punitive damages, attorney's fees and costs. Galaxy Mall, Inc. has denied all allegations and has asserted numerous affirmative defenses. Galaxy Enterprises, Inc. has filed a motion to quash service of the summons for lack of jurisdiction. On March 17,1999 the Superior Court granted such motion to quash. Consequently, the Superior Court has no jurisdiction over the Company. However, Galaxy Mall, Inc. remains as a defendant in the action, which is just entering the discovery stage.

Item 3.  Changes in and Disagreements with Accountants.

     The Issuer changed accountants for the year ended December 31, 1996. There have been no changes in or disagreements with accountants requiring disclosure.

Item 4.  Recent Sales of Unregistered Securities.

          During the period November 11, 1996 to December 2, 1996 the Issuer publicly offered 2,000,000 common shares at $.025 per share pursuant to Rule 504 under Regulation D, for a total public offering price of $50,000. Such offering was self-underwritten. A total of 1,130,000 shares were sold. A total of $28,250 was received from such sales. Net proceeds were $1,757 following various expenses of the offering including legal, accounting, stock issuance and sales expenses.

     In December, 1996 the Company issued 16,300 common shares to 28 employees as a year-end stock bonus, All share certificates issued pursuant to this stock bonus bore an appropriate restrictive legend. The Issuer relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended. Recipients of such shares were familiar with the operations of the Company and its financial condition and had access to general corporate information.

     On December 4, 1996 the Company issued a total of 3,600,000 common shares to 37 persons in exchange for their respective stockholdings in Galaxy Mall, Inc., thereby acquiring Galaxy Mall, Inc. as a wholly-owned subsidiary. All share certificates issued in this transaction bore an appropriate restrictive legend. The Issuer relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended. All recipients of shares were then current employees of Galaxy Mall, Inc. or consultants to or independent contractors of Galaxy Mall, Inc. As such, they were familiar with the operations of Galaxy Mall, Inc. and its financial condition, and had access to general corporate information.

     During the period March 23, 1998 to December 31, 1998 the Company issued to 35 persons pursuant to a qualified employee stock option plan a total of 908,250 stock options, 20% of which are exercisable on or after March 23, 1999, and 20% on the option grant anniversary each year thereafter, at an exercise price of $.75 per share. The Company relied on an exemption from registration as provided by Rule 701 under the Securities Act.

     On August 10, 1998 the Company issued to two members of its board of directors stock options for 10,000 common shares each at an exercise price of $1.375 per share. The option expires August 10, 2008 as to any options not exercised prior thereto. The Company relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended. On December 16, 1998, one such optionee-director exercised his options. The optionees are considered accredited investors.


     During January, 1999 the Company sold to an institutional investor a $500,000 convertible note. During January and February, 1999 the purchaser converted the note into 169,189 common shares of the Company at a weighted average price of $2.96 per share. Such investor was deemed to be an accredited investor. The Company relied on the exemption from registration as provided by Rule 504 of Regulation D of the Securities Act of 1993, as Amended. During February and March, 1999 the Company sold 250,000 common shares and issued a two-year, 250,000 share warrant to an institutional investor for $1,000.000. Such investor was considered an accredited investor. The Company relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 5.  Indemnification of Directors and Officers.

     The Nevada Revised Statutes concerning corporations, and the Issuer's articles of incorporation and bylaws, provide for indemnification of its officers, directors and others in most instances for any liability suffered by them or arising out of their activities as officers, directors, employees or agents of the Company if they were not engaged in intentional misconduct, fraud or knowing violation of the law.

     Specifically, NRS 78.7502 (1) and (2) grant discretionary authority on corporations to indemnify such persons under certain conditions, and (3) mandates indemnification of any such person who has successfully defended on the merits any action, suit or proceeding, or any claim, issue or matter therein, against expenses, including attorneys' fees, actually and reasonably
incurred in such defense.   NRS 78.751 provides that any discretionary
indemnification, unless ordered by a court, may be made only as authorized in the specific case upon a determination that indemnification of the officer, director, officer, employee or agent is proper in the circumstances, which determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority of non-party directors directs, by independent legal counsel in a written opinion; or (d) if a quorum of non-party directors cannot be obtained, by independent legal counsel in a written opinion. Officer and director expenses incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as incurred and in advance of final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation. The Company's articles of incorporation and bylaws are essentially the same as the statutory provisions except that indemnification is not allowed for judgments, fines, excise taxes or penalties imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other excise taxes or penalties.

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              GALAXY ENTERPRISES, INC.



By/s/John J. Poelman                     6/29/99
------------------------------------     --------------------
John J. Poelman, President,              Date
Chief Executive Officer and Director